SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Rogers and Bell Canada Partner to Build National Wireless Broadband Network

Canadians to benefit from leading-edge wireless broadband network

TORONTO and MONTREAL, September 16, 2005 – Rogers Communications and Bell Canada today announced an agreement to jointly build and manage a Canada-wide wireless broadband network expected to initially reach more than two-thirds of Canadians in less than three years. The companies will pool their wireless broadband spectrum holdings into a joint venture, Inukshuk Internet Inc., which will build and operate the network. Once built, Canada will have one of the most robust and extensive wireless broadband networks in the world.

“The promise of wireless broadband is here and Bell and Rogers have the expertise, resources and commitment to make it happen,” said Bob Berner, Chief Technology Officer of Rogers Communications. “This is a powerful tool for Canadian businesses and consumers – both of whom will benefit from the substantially increased and accelerated competition the network will bring.”

Inukshuk will be the network services provider to Rogers and Bell and their subsidiaries, and will operate on a cost recovery basis. The arrangement will allow the companies to minimize costs and maximize wireless broadband network coverage by pooling their spectrum holdings and leveraging both companies’ existing wireless tower and network transport infrastructures.

Ideal for Canadians on the go, the services will be portable allowing subscribers to access the Internet and use a host of voice, video streaming and data applications from wherever the service is available. Bell and Rogers will compete in the marketing and delivery of applications and services to end-customers over the network, ensuring healthy competition and consumer choice.

“This is an efficient, effective and responsible approach to getting more high speed Internet services to more Canadians more quickly,” added Stephen Wetmore, Group President National Markets, Bell Canada. “Wireless broadband offers exciting opportunities for the delivery of these services, particularly for many of those living in unserved and remote communities.”

Inukshuk will be owned and controlled equally by Rogers and Bell and will plan, design, build, operate and maintain a Canada-wide wireless broadband telecommunications network. Bell and Rogers will each have the right to use 50 per cent of the network’s total transmission capacity. Sales, marketing, end-user customer care and billing functions will be provided directly by Rogers and Bell to their respective customers.

The companies will jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period, completing a network footprint that will cover over 40 cities and approximately 50 unserved rural and remote communities across Canada. Inukshuk expects to negotiate a roaming agreement with Clearwire Corporation, a U.S.-based company building a similar wireless broadband network, allowing Rogers and Bell to offer customers access to an extensive Canada-U.S. wireless broadband footprint. Inukshuk plans to continue to use network equipment manufactured by NextNet, a wholly-owned subsidiary of Clearwire Corporation. As standards-based technologies emerge, Inukshuk is committed to evaluating their feasibility and evolving to such standards as appropriate.

“This agreement will keep Canada at the leading edge of next generation technologies,” concluded Mr. Wetmore. “It also supports the Government of Canada’s rural broadband objectives.”

Rogers currently controls and will contribute to the joint venture its entire broadband wireless spectrum in the 2.3 GHz, 2.5 GHz and 3.5 GHz frequency ranges. Bell controls and will contribute to the joint venture all of its broadband wireless spectrum in the 2.3 GHz and 3.5 GHz frequency ranges.

Separately, Bell has reached an agreement with companies controlled directly or indirectly by Craig McCaw under which Bell will acquire the remaining 50 per cent of NR Communications that it does not already own. NR Communications and a subsidiary of Rogers are the two partners in the current Inukshuk joint venture which holds approximately 98 MHz of wireless broadband spectrum in the 2.5 GHz frequency range across much of Canada.

Spectrum transfer approvals from Industry Canada, completion of Bell’s acquisition of Craig McCaw’s interest in NR Communications, and other customary closing conditions are expected to be straightforward.

Caution Regarding Forward-Looking Statements

This release includes forward-looking statements concerning the future performance of the companies businesses, their operations and their financial performance and condition. These forward-looking statements include, among others, statements with respect to the companies’ objectives and strategies to achieve those objectives, as well as statements with respect to their beliefs, plans, expectations, anticipations, estimates or intentions. These forward-looking statements are based on the companies’ current expectations. The companies caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond the control of the companies. Therefore, future events and results may vary significantly from what the companies currently foresee, and the companies are under no obligation (and expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For more detailed discussions of factors that may affect actual results, see the risks and uncertainties sections of the companies’ most recent annual and quarterly securities filings.

About Rogers Communications

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada’s largest wireless voice and data communications services provider and the country’s only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada’s largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services, and video retailing; and Rogers Media Inc. is Canada’s premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net Enterprises (now Rogers Telecom), a national provider of voice and data communications services. For further information about the Rogers group of companies, please visit www.rogers.com.

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

Investment Community Contacts:

Rogers Communications Investor Relations
Bruce Mann
(416) 935-3532
bruce.mann@rci.rogers.com

Eric Wright
(416) 935-3550
Eric.wright@rci.rogers.com

Bell Canada Investor Relations
Thane Fotopoulos
(514) 870-4619
thane.Fotopoulos@bell.ca

For media inquiries, please contact:

Rogers Communications Media Relations
Jan Innes
(416) 935-3525
Jan.innes@rci.rogers.com

Heather Armstrong
(416) 935-6379
Heather.armstrong@rci.rogers.com

Bell Canada Media Relations
Mohammed Nakhooda
(416) 581-3311
mohammed.nakhooda@bell.ca

and

Pierre Leclerc
(514) 870-2759
Pierre.leclerc@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: September 19, 2005